Filed by HNI Corporation
(Commission File No.: 001-14225)
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Kimball International, Inc.
(Commission File No.: 000-03279)

[The following is a transcript of the joint conference call held by HNI Corporation and Kimball International, Inc., on March 8, 2023]

Corrected Transcript 1-877-FACTSET www.callstreet.com Total Pages: 15 Copyright © 2001-2023 FactSet CallStreet, LLC 08-Mar-2023 HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call

HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call Corrected Transcript 08-Mar-2023 1-877-FACTSET www.callstreet.com 2 Copyright © 2001-2023 FactSet CallStreet, LLC CORPORATE PARTICIPANTS Matthew McCall Vice President-Investor Relations & Corporate Development, HNI Corp. Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. Kristine L. Juster Chief Executive Officer & Director, Kimball International, Inc. Marshall H. Bridges Senior Vice President & Chief Financial Officer, HNI Corp. ... OTHER PARTICIPANTS Reuben Garner Analyst, The Benchmark Co. LLC Gregory Burns Analyst, Sidoti & Co. LLC Rexford Henderson Analyst, Water Tower Research LLC Budd Bugatch Analyst, Water Tower Research LLC Kathryn Ingram Thompson Analyst, Thompson Research Group LLC ... MANAGEMENT DISCUSSION SECTION Operator: Good morning. My name is Brent and I will be your conference operator today. At this time, I would like to welcome everyone to the conference call to discuss the combination of HNI Corporation and Kimball International. All lines have been placed on mute to prevent any background noise. [Operator Instructions] Thank you. Mr. McCall, you may begin your conference. ... Matthew McCall Vice President-Investor Relations & Corporate Development, HNI Corp. Good morning. My name is Matt McCall. I'm Vice President, Investor Relations and Corporate Development for HNI Corporation. Thank you for joining us to discuss HNI Corporation's agreement to acquire Kimball International, which we announced earlier this morning. With me today on the call are Jeff Lorenger, Chairman, President, and CEO of HNI Corporation; Kristie Juster, CEO of Kimball International; and Marshall Bridges, Senior Vice President and CFO of HNI Corporation. We've posted a supporting slide presentation in the Investors section of our website under Events & Presentations. Statements made during this call that are not strictly historical facts are forward-looking statements which are subject to known and unknown risk. Actual results could differ materially. The news release and slide presentation posted on our website and on the SEC website include additional factors that could affect actual results. The corporation assumes no obligation to update any forward-looking statements made during the call. I'm now pleased to turn the call over to Jeff Lorenger. Jeff? ...

HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call Corrected Transcript 08-Mar-2023 1-877-FACTSET www.callstreet.com 3 Copyright © 2001-2023 FactSet CallStreet, LLC Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. Thanks, Matt. Good morning, everyone, and thank you for joining us to discuss today's news. This is a very exciting day for both HNI Corporation and Kimball International. I'll take you through an overview of the transaction and discuss the compelling strategic rationale. Kristie will then share her perspective on this combination. Marshall will outline the financial benefits in more detail. I will provide some concluding remarks and then we will answer your questions. Let me start by saying that with this transaction, we will be creating a stronger platform to drive significant value for HNI members and Kimball International employees and shareholders, dealers, and customers of both companies. The combination accelerates our growth trajectory and is aligned with strategic initiatives already underway in our Workplace Furnishings segment. There are five key points that summarize the strategic rationale for today's announcement. First, as a combined company, we'll be able to deliver more value to customers and dealers, through a broader, more comprehensive product offering, a tailored go-to-market strategy, utilizing the strong brand positions of both HNI and Kimball International, and enhanced manufacturing capabilities, which will support customer service levels and drive efficiency. Second, the combination will better position HNI to take advantage of attractive dynamics in the ancillary products, which is an area of strength for Kimball International. With return-to-office activity increasing, customers are becoming more comfortable with defining their own unique hybrid work strategies, which emphasize a more collaborative work environment as it relates to office location, size, and layout. These post-pandemic layouts increasingly use ancillary products to support flexibility, collaboration and privacy. Together, HNI and Kimball International will have a leading suite of ancillary products. Our company will be at the forefront of reaching a broader base of customers, who are making investment decisions to respond and adapt to evolving office trends. Third, Kimball International's strong presence in the secondary geographies will enable our company to benefit from post-pandemic trends. Specifically, secondary and tertiary geographies have benefited from population migration patterns and elevated return-to-office dynamics, two topics we have discussed on several of our recent earnings calls, and areas where we anticipate continued growth. Fourth, our companies fit very well together and we have similar cultures and values. We both have a strong commitment to customer service and operational excellence. Our cultures are focused on respect, integrity, and community engagement, and we both work to make a difference in the lives of our people, our customers, our communities, and the environment. Fifth, this transaction will deliver attractive financial benefits. These include annualized cost synergies of $25 billion and significant additional opportunities to accelerate growth through more resilient and diverse revenue streams. I will now provide some background on Kimball International for those on the call who may not be familiar with them. Kimball International is a company we know well and have respected for their reputation and their capabilities in the commercial furnishings industry. The company has a well-recognized family of brands serving the workplace, health, and hospitality segments. They bring extensive furnishings expertise, built over 70 years and have strong relationships with a broad customer base. In addition, Kimball International has an extensive manufacturing footprint across eight locations with strong complementary capabilities. In calendar year 2022, Kimball International delivered $719 million in revenue and $53 million of adjusted EBITDA. Now, I'd like to turn the call over to Kristie to share her thoughts on the transaction. Kristie? ...

HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call Corrected Transcript 08-Mar-2023 1-877-FACTSET www.callstreet.com 4 Copyright © 2001-2023 FactSet CallStreet, LLC Kristine L. Juster Chief Executive Officer & Director, Kimball International, Inc. Thank you, Jeff. It is a pleasure to be here to share what is an important next step in Kimball International's history, as we enter into an agreement to join HNI. We believe this is the right move for our shareholders, our customers, our business, and for our people. Our shareholders will realize significant and immediate value, as well as the ability to participate in the ongoing upside of a stronger combined company. And our employees will have more opportunities for career growth and development as part of a larger, more diversified industry leader, one with similar values to ours. I am incredibly proud of what we have built at Kimball International and what we have been able to accomplish, because of our team's commitment and dedication. We are confident that this transaction with HNI represents the ideal fit for our family of brands and will deliver enhanced value to all of our stakeholders. I'll now turn it back to Jeff. ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. Thanks, Kristie. Before turning the call over to Marshall, I want to reiterate the key benefits we expect to realize from this transaction. With expanded capabilities, a more comprehensive brand portfolio, a tailored go-to-market strategy, we'll be better positioned to reach a broad range of customers, who are making changes to meet evolving return-to-office dynamics. On the operations front, combining the companies will give us enhanced manufacturing capabilities to better serve customers, improve supply chain dynamics, and provide increased ordering efficiency. With that, let me hand it over to Marshall to discuss the compelling financial attributes of the transaction. Marshall? ... Marshall H. Bridges Senior Vice President & Chief Financial Officer, HNI Corp. Thanks, Jeff. I'll walk you through an overview of the key terms of the deal and why we think this is such an attractive opportunity, both in the short- and long-term. This is a cash and stock transaction with a total value of approximately $485 million, which represents an enterprise value of approximately $531 million. This implies an attractive enterprise value multiple of approximately 6.8 times calendar year 2022 adjusted EBITDA, inclusive of anticipated synergies. In terms of the consideration, Kimball International shareholders will receive $9 in cash and 0.1301 HNI shares for each share of Kimball International they own. Based on yesterday's closing price, the total consideration is $12.90 per share and represents a premium of approximately 81% versus Kimball International's 30-day VWAP. Following completion of the transaction, HNI's shareholders will own approximately 90% of the combined companies and Kimball International shareholders will own approximately 10%. We have fully committed bridge financing in place and plan to obtain permanent financing prior to closing. Net leverage is expected to be approximately 2.3 times at closing. That modest level of leverage and our history of strong cash flow generation provide continued flexibility to support future growth. We expect the transaction to be completed by mid-2023 upon receipt of required regulatory approval and satisfaction of other customary closing conditions, including approval by Kimball International's shareholders. On a pro forma basis following the acquisition, HNI will have

HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call Corrected Transcript 08-Mar-2023 1-877-FACTSET www.callstreet.com 5 Copyright © 2001-2023 FactSet CallStreet, LLC consolidated revenue of approximately $3.1 billion and adjusted EBITDA inclusive of expected synergies of approximately $290 million, which implies an adjusted EBITDA margin of approximately 9%. As Jeff mentioned earlier, we have identified $25 million of cost synergies, which are split between operating expenses and cost of goods sold. At a high level, the operating expense synergies include benefits from integrating logistics and eliminating [indiscernible] (00:09:56) public company costs. The operational savings in cost of goods sold include procurement savings and manufacturing efficiencies. In addition to the cost synergies, we see opportunities for meaningful revenue growth with our enhanced reach into high growth areas. I'll now turn it back over to Jeff to wrap up our comments. ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. Thanks, Marshall. Before opening the call to your questions, I want to note again that HNI has long admired Kimball International and the work that they do. As we evaluated bringing our two companies together, we had an opportunity to learn more about the Kimball International team, and we are impressed by the company, their people, their culture, and their brands. As important as the benefits we have highlighted, I must emphasize that ultimately this transaction is about our people, our similar cultures, and our shared core values, all of which are critical to creating a strong, successful combination. We look forward to welcoming the talented Kimball International employees to HNI. Both HNI and Kimball International are aligned around providing exceptional products to our customers, and we look forward to bolstering this commitment, as we become one team that is stronger together. Thank you again for joining us. We are now happy to take your questions.

HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call Corrected Transcript 08-Mar-2023 1-877-FACTSET www.callstreet.com 6 Copyright © 2001-2023 FactSet CallStreet, LLC QUESTION AND ANSWER SECTION Operator: [Operator Instructions] Your first question comes from the line of Reuben Garner with The Benchmark Company. Your line is open. ... Reuben Garner Analyst, The Benchmark Co. LLC Q Thank you. Good morning, everyone and congrats on the deal. Let's see, so can we start with the both companies kind of have unique go-to-market or distribution strategies, can you talk about how that's going to look for the combined entity? Any cross-selling opportunities within workplace, I know the product portfolio is a little bit different. So if you could just kind of talk about the plans or how you see that playing out? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Yeah. Reuben, I think as we've noted, the portfolios are very complementary to each other. And Kimball has open-line distribution and is in multiple places and we have similar approaches with some of our brands. And so, look, we think there's a lot of upside in cross-selling and in revenue synergies going forward. Just given the nature, candidly of the portfolios, they bring some strength to us and we bring some strength to them. And we're just – we're well positioned also for the post-pandemic trends with the product and the secondary geography. So when you net that all together, we like the coverage model and we like the product portfolio synergies. ... Reuben Garner Analyst, The Benchmark Co. LLC Q And so to get just a little bit more of a specific, so, the open-line strategy that Kimball has, I mean, that will remain in place. And do you guys at HNI have products that you'll be able to run through that pipeline as well as kind of conversely, pulling some of Kimball's ancillary offerings in to your aligned dealers, does it go both ways? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Look, I mean, yeah, I think, that will remain in place and I think all of those are distinct possibilities. ... Reuben Garner Analyst, The Benchmark Co. LLC Q Okay. And maybe we could take a step back, I probably should have asked this first, but I guess [indiscernible] (00:13:51) sharp deal like what went into Kimball kind of have the acquisition [ph] come about (00:13:59)? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Yeah. Look, as I said, we've known Kimball International for many years. I've been in the industry 20 plus years and had high regard and high respect for their, how they do business, the way they do business and we see them in the marketplace on a regular basis. So as we looked around and we looked at where the markets are heading, where the post-pandemic office is heading, we said this could be a great combination for all the stakeholders. And so we made an approach and started a dialogue and as I said these deals [ph] are one in lots on (00:14:42) culture and fit. And that's a key for this value creation proposition and we really line up well there, they do

HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call Corrected Transcript 08-Mar-2023 1-877-FACTSET www.callstreet.com 7 Copyright © 2001-2023 FactSet CallStreet, LLC business the way we do business. And you combine that with the product in this – in the post-pandemic market trends. It just made a lot of sense for us and for them. ... Reuben Garner Analyst, The Benchmark Co. LLC Q And then on the synergies side, specifically the cost of goods, any more detail you can give there? Does that include any kind of rationalization efforts longer term or is that more of an optimization? I know you guys have had some issue getting labor in the past, and so maybe this just diversifies you, but any color there would be helpful. ... Marshall H. Bridges Senior Vice President & Chief Financial Officer, HNI Corp. A Yeah, in the cost of goods side, Reuben, we see benefits from procurement savings and just general optimization across our networks. We have somewhat complementary manufacturing networks, where there's strengths in both and we're going to aim to take advantage of both of them and be more efficient as a whole. That's about where we are right now and is providing additional detail. ... Reuben Garner Analyst, The Benchmark Co. LLC Q Okay. I'm going to sneak one more kind of long sided in there, the hospitality business that Kimball has, is there any – is it part of the deal or maybe leveraging it to – for your [ph] hosp business (00:16:06) or is that not necessarily a driving force? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A I think we have a lot of respect for all their brands, but we don't have any plans at the moment to try to drive synergies between our residential building products segment and hospitality. ... Reuben Garner Analyst, The Benchmark Co. LLC Q Okay. Great. Thanks, guys. Congrats again. ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Thanks. ... Operator: Your next question is from the line of Greg Burns with Sidoti & Company. Your line is open. ... Gregory Burns Analyst, Sidoti & Co. LLC Q Good morning. I just wanted to kind of better understand the distribution synergy and I guess, how the two companies come together and whether you see potential dis-synergies in combining the two footprints? Thank you. ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A

HNI Corp. (HNI) Corrected Transcript
Acquisition of Kimball International, Inc. by HNI Corporation Call 08-Mar-2023

Yeah. Greg, as we stated, I think the companies come together nicely just given the, like you said, the product portfolio overlays are complementary. And as we, it's early days like we've operated the marketplace, Kimball International has been operating in the marketplace and we think it's highly complementary on all fronts and do not see a lot of or really any revenue dis-synergies really see upside.

Marshall H. Bridges A
Senior Vice President & Chief Financial Officer, HNI Corp.

Greg, we...

Gregory Burns Q
Analyst, Sidoti & Co. LLC

Okay.

Marshall H. Bridges A
Senior Vice President & Chief Financial Officer, HNI Corp.

...so we both have a lot of open line brands that coexist in a wide variety of dealer networks right now and have been doing that for decades. So we don't see any dis-synergies from that regard, and we're excited about the cross-selling opportunities.

Gregory Burns Q
Analyst, Sidoti & Co. LLC

Okay. Do you think that dynamic changes at all now? I mean, obviously, you're scaling up, maybe becoming more of a competitive threat to the other channels where you were able to have these open line relationships?

Jeffrey D. Lorenger A
Chairman, President & Chief Executive Officer, HNI Corp.

Look, Greg, I think the longstanding pattern here is great product and great capability. And customers really make those decisions and the portfolios, the coverage, the service models are really, really have been driving that and I think we'll continue to drive that even more or so in the post-pandemic world.

Gregory Burns Q
Analyst, Sidoti & Co. LLC

Okay. And Kimball has a solid presence in the health market. Do you have any presence in that market or is this kind of a new adjacent vertical opportunity for you?

Jeffrey D. Lorenger A
Chairman, President & Chief Executive Officer, HNI Corp.

Yeah. No, we don't – we do not have any – and we do some admin. Don't get me wrong, but we really don't have a presence in healthcare. So that's a – that is a new vertical for us.

Gregory Burns Q
Analyst, Sidoti & Co. LLC

Okay. And with Kimball's Poppin business, it's a little different distribution model. How does that play with your digital capabilities, digital strategies? How does that enhance that go-to-market for you?

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HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call Corrected Transcript 08-Mar-2023 1-877-FACTSET www.callstreet.com 9 Copyright © 2001-2023 FactSet CallStreet, LLC Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Well, we're – it's early days – obviously, it's a well-known brand. And they have a lot of capabilities that have been built up in that business. And we really have to kind of peel that back and see what the interfaces are and what we can take advantage of, as we go. But, like I said, it's a strong brand, well recognized. ... Gregory Burns Analyst, Sidoti & Co. LLC Q Okay. And does Kimball have any brands that – or product categories that go through that – like that wholesale, like that lower end, your lower-end kind of channel through the wholesale distribution? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A I think historically maybe they had some, but I don't think they really have a lot that goes through there. If it is, its de minimis, it's minimal. ... Marshall H. Bridges Senior Vice President & Chief Financial Officer, HNI Corp. A Greg, it's small. They have some exposure, much smaller than ours. ... Gregory Burns Analyst, Sidoti & Co. LLC Q Okay. And then in terms of the $25 million of synergies, just looking at the absolute number relative to the Kimball's total cost of goods and SG&A, it looks a little low. I mean, just compared to like what we saw when Knoll and Herman Miller got together. So, I mean, is this just kind of – what's your view on that? Is that kind of conservative view on what you could generate from the business? And in terms of the timing, how much of that do you expect to get this year? ... Marshall H. Bridges Senior Vice President & Chief Financial Officer, HNI Corp. A Greg, it's early on, we're confident in a minimum of $25 million of synergies on annual basis. We also have revenue benefits, we've alluded to, which are not included in that $25 million. And as importantly or maybe more importantly, we see Kimball International's having a strong business with really strong prospects that are going to generate growth and value moving forward, regardless of the synergies. As it relates to timing, some of these synergies are going to take a little bit of time, around the logistics and the operational efficiencies, but we will see some of that costs come out in 2023. We'll probably be at a $5 million annual run rate in the back half of this year, assuming it closes in the middle of the year and we'll reach the full run rate during 2025. I don't know, if that answers your questions. ... Gregory Burns Analyst, Sidoti & Co. LLC Q Yeah. No, that's perfect. Thanks. I'll pass it. ... Operator: Your next question is from the line of Rex Henderson with Water Tower Research. Your line is open. ...

HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call Corrected Transcript 08-Mar-2023 1-877-FACTSET www.callstreet.com 10 Copyright © 2001-2023 FactSet CallStreet, LLC Rexford Henderson Analyst, Water Tower Research LLC Q Good morning and congratulations on [indiscernible] (00:21:58) strategically a really, really interesting combination and congratulations to all involved. I had to drop off the call for about 30 seconds as questioning began. So excuse me, if there's anything I ask that's duplicative, but I had a – first of all, I wanted to follow up on the distribution network. Is there any overlap at all in the dealer networks at all geographically? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A You know, Rex, sure, there's some overlap. But like I said, I think there's an open line piece that's really big [ph] there really isn't an (00:22:37) overlap. I mean, it's an overlap in the sense that we both are selling into similar dealers. But, on the aligned side, they have some dealers in some markets, where we have some dealers. But by and large, they're in some places that we probably need some help in and vice versa. So like I said, it's a pretty clean. It's a pretty clean deal that way. ... Rexford Henderson Analyst, Water Tower Research LLC Q Okay. Thank you. And excuse me, if I dig into the financial weeds a little bit, but I'm always interested in deals like this, whether they're going to be ROIC positive. Marshall, can you comment on whether this will be ROIC positive initially or at what point you think it can be return on invested capital positive for HNI? ... Marshall H. Bridges Senior Vice President & Chief Financial Officer, HNI Corp. A Yeah Rex, we think of things in terms of economic profit. So, the [ph] dollars first with (00:23:35) ROIC and we do expect it to be positive in 2024. So we would see positive benefits from both economic profit and ROIC during that year. ... Rexford Henderson Analyst, Water Tower Research LLC Q Okay. Okay. Thank you for your time and good luck. I think this is a very interesting deal. ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Thanks, Rex. ... Operator: Your next question comes from the line of Budd Bugatch with Water Tower Research. Your line is open. ... Budd Bugatch Analyst, Water Tower Research LLC Q Hi there, my congratulations as well – to on the transaction to all and it does strategically look like a pretty good fit. But I'm going to try to beat a little bit of the dead horse on this distribution of the open-line product. And I think what's interesting to me is it both companies have significant open-line distribution and I think Greg kind of got there and asked, what about the competitive response to that as you got larger into that area and I wonder, if we could punch into that a little bit, maybe quantitatively, can you perhaps disclose or give us an idea of how much of

HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call Corrected Transcript 08-Mar-2023 1-877-FACTSET www.callstreet.com 11 Copyright © 2001-2023 FactSet CallStreet, LLC your open-line distributor products go through the channels, where aligned distribution competes with those open lines and you've been allowed to sell into that aligned distribution part of the industry. Any way to quantify that, Marshall for us? ... Marshall H. Bridges Senior Vice President & Chief Financial Officer, HNI Corp. A Yeah, but we're not able to quantify that. Obviously, both HNI and Kimball International sell broadly. So that means that we're – we do have meaningful amount of revenue flowing through all kinds of distribution, including the competitively aligned distribution. I think, our view about is that we've established positions in that broad set of distribution because we're offering up compelling value to the customers. And we view that the customer gets to decide these things and we view that as, is something that should stay that way. ... Budd Bugatch Analyst, Water Tower Research LLC Q I understand. I'm just not sure that that some others might agree with that – with those and I'm talking necessarily about your competitors. And the other side of this, it's also interesting to me, is it both of these – both of your companies, both companies have made significant efforts into the electronic distribution world, HNI with a couple of – I thought fascinating acquisitions in HNI and Kimball obviously with Poppin. So I'm curious as to what you see in the synergies of that and how that works on the revenue side and what might it look like in 2024, 2025, as you bring those together if you care to give us a comment? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A You know, but it's early. That's – that, we do have a couple of platforms and they have that Poppin, Kimball International has that platform. And so we're – we will peel that onion back and kind of look at what's possible, as you know that's – those are dynamic, that world is dynamic. And they had some initiatives going in and leverage that in the contract distribution, which we will dig into as we go with their team. But those efforts are early on as well. So I think it's probably too early to really get into the weeds on that. ... Budd Bugatch Analyst, Water Tower Research LLC Q Okay. But – yeah Jeff, I'm sure you've thought about how that's going to be organized strategically, because that's – I think that's going to be critical to the success of that. And I know Poppin was, I think, looking for a CEO of that particular – or Kimball was looking for a CEO to run Poppin going forward. So I'm just curious if there's any way you can share organizationally, how you think that you're going to look going forward? ... Marshall H. Bridges Senior Vice President & Chief Financial Officer, HNI Corp. A But I think that Kimball International has pretty good digital capabilities. Poppin in their core business included and we're certainly going to try to accelerate those capabilities with what I've been working on. But we're not in a position to provide detail around how that's going to play out right now. ... Budd Bugatch Analyst, Water Tower Research LLC Q

HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call Corrected Transcript 08-Mar-2023 1-877-FACTSET www.callstreet.com 12 Copyright © 2001-2023 FactSet CallStreet, LLC Okay. That's fair enough. I'm not surprised that would be the answer. I think it's a proper answer at this point in time. And last, are there any other regulatory hurdles besides HSR and shareholder – Kimball shareholder approval which you need? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Yeah, no, but those are two issues -main points that's it. ... Budd Bugatch Analyst, Water Tower Research LLC Q When do you think the S-4 gets printed and the shareholder meeting gets held for Kimball? And maybe that's a question for Kristie. I'm not sure, but? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A I don't know that we have that the timeline precisely laid out yet, but that's going to be into the future a bit. ... Budd Bugatch Analyst, Water Tower Research LLC Q Okay. Well, congratulations again on the transaction, which looks to be like a really good strategic one. And thank you for taking my questions. ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Yeah, thanks Budd. ... Operator: [Operator Instructions] Your next question is from the line of Kathryn Thompson with the Thompson Research Group. Your line is open. ... Kathryn Ingram Thompson Analyst, Thompson Research Group LLC Q Hi. Thank you for taking my questions today. Stepping back and looking at the bigger picture, just in terms of if you could first address, just reaffirm, are there any significant geographic differences between the two companies and as you think about combining them, Kimball and HNI certainly have pretty specified end markets, especially, Kimball focusing on workplace health and education hospitality. But are there any ways you can think about complementary and quantifying it? Do you have a combined end-market exposure that you're able to share today? So just start with those two and then we'll move to other questions. ... Marshall H. Bridges Senior Vice President & Chief Financial Officer, HNI Corp. A Hi, Kathryn. Look, we're both broadly distributed in – and participated in a pretty wide array of vertical markets, but we're not able to quantify that today. We are excited about how we do fit together. Generally, we are in most geographic markets with a pretty strong presence, although as Jeff alluded to earlier, there are some markets, where we're stronger than they are and vice versa, which we think we can leverage to be stronger more broadly. But regards your question, we're not in a position to give details around the exact exposures and where we see benefits geographically.

HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call Corrected Transcript 08-Mar-2023 1-877-FACTSET www.callstreet.com 13 Copyright © 2001-2023 FactSet CallStreet, LLC Kathryn Ingram Thompson Analyst, Thompson Research Group LLC Q Okay. Thanks. So it's – given from the differences in some manufacturing and production differences, what are some of the best practices that you see early on that could benefit beyond just pre-buy? But just in terms of for materials, what are other some of the manufacturing synergies that you could see, in terms of – differences in terms of how you approach manufacturing? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Yeah. Look at a high level, there's a – in the logistics area, the way we operate there, there is – they have really strong capabilities in [ph] soft, pulse goods, we have strong capabilities in metal and task (00:31:23). So there's just a lot of complementary capabilities that can be, we will not have to invest in some of those and they won't have to invest as we grow together so that – you really like that profile. ... Kathryn Ingram Thompson Analyst, Thompson Research Group LLC Q From a sales standpoint, I understand that the channel has some crossover, but often what we find with, particularly with specified type companies, that there can be differences in terms of how the sales process is focused and particularly in terms of how cost is set up and differences between companies, so what can you talk about any differences between the two entities in terms of how they go to the market and the cost structure sale? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Kathryn, I think at a high level, the go-to-market strategies in this space and with these product categories and two businesses are our 80-20 similar. I mean, there's nuances I think, and we'll probably combine best practices. But the, I don't see radical differences in go-to-market selling. Like I said, we are in some of the same distribution areas they are and they see us and we see them historically. On the comp, I think, that's a little more in the weeds. We will obviously be reconciling that as needed as we go. So both, and the other thing is, is just multiple brands to carry around and we have a similar approach. So I don't think, there's going to be big differences there. ... Kathryn Ingram Thompson Analyst, Thompson Research Group LLC Q Okay. From a corporate governance standpoint, will there be any crossover with board seats. How does that look with the combined company? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Yeah. No, there's not anticipated to be any crossover. ... Kathryn Ingram Thompson Analyst, Thompson Research Group LLC Q Okay. And then just as a combined company, this – what does this do for you as a public company from a trading standpoint? What are some of the anticipated benefits obviously, you have larger and bigger EBITDA, but thinking more from a – average daily trading volume, it is, – and some of the key trading metrics are important for today's market. What as you think, you can share just in terms of the impact from a public equity trading standpoint? Thank you.

HNI Corp. (HNI) Acquisition of Kimball International, Inc. by HNI Corporation Call Corrected Transcript 08-Mar-2023 1-877-FACTSET www.callstreet.com 14 Copyright © 2001-2023 FactSet CallStreet, LLC Marshall H. Bridges Senior Vice President & Chief Financial Officer, HNI Corp. A Yeah. Those impacts are positive, Kathryn. I think they're difficult to quantify, but I think it makes us, the combination makes us a stronger company in the marketplace, where we're better positioned to take advantage of post-pandemic trends and deliver good financial results. And it also gives us some advantages, as you know, from the trading and the capital markets, but those are difficult to quantify. ... Kathryn Ingram Thompson Analyst, Thompson Research Group LLC Q Okay. And then final question. I know, we're talking about office furniture now, but you have this great hearth business. Is there any new type across for that that is truly a separate business? And how do you think about your hearth business? What if any, changes are there given today's announcement? ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Yeah. Kathryn, we do have, that is a great business, and that's not the focus for today. But now, we don't anticipate any changes relative to that we'll keep up. We're going to keep on, keeping on running that business the way we have and investing in our category expansion efforts and maintaining that strong growth in revenue and earnings engine. ... Kathryn Ingram Thompson Analyst, Thompson Research Group LLC Q Okay. Perfect. Thanks very much and congrats. ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. A Thank you. ... Operator: There are no further questions at this time. Mr. Lorenger, I turn the call back over to you. ... Jeffrey D. Lorenger Chairman, President & Chief Executive Officer, HNI Corp. Thank you again for joining us today. We look forward to speaking with you in April to discuss our first quarter 2023 results. Have a great day. ... Operator: This concludes today's conference call. You may now disconnect.

HNI Corp. (HNI)
Acquisition of Kimball International, Inc. by HNI Corporation Call
Corrected Transcript
08-Mar-2023

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